UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-40199

Greenbrook TMS Inc.

(Translation of the registrant’s name into English)

890 Yonge Street, 7th Floor

Toronto, Ontario

Canada M4W 3P4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits 99.1 through 99.5 to this Form 6-K are incorporated by reference into Greenbrook TMS Inc.’s registration statement on Form F-3 (File No. 333-264067).

EXHIBIT INDEX

The following documents, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title

99.1	Material Change Report, dated July 22, 2022.

99.2	Credit Agreement, dated July 14, 2022, by and among Greenbrook TMS Inc., as the Borrower, certain subsidiaries of the Borrower, as the Guarantors, Madryn Health Partners II (Cayman Master), LP, as the Administrative Agent, and the Lenders from time to time party thereto.*

99.3	Form of Conversion Instrument (included as Exhibit G to Exhibit 99.2)

99.4	Investor Rights Agreement, dated July 14, 2022, by and between Greenbrook TMS Inc. and Benjamin Klein.

99.5	Registration Rights Agreement, dated July 14, 2022, by and among Greenbrook TMS Inc., Batya Klein, Benjamin Klein, The Bereke Trust U/T/A Dated 2/10/03, and Theragroup LLC.

* Certain portions of this exhibit have been redacted as permitted by applicable securities laws, which may include the omission of schedules to such exhibits. The Company agrees to furnish to the Securities and Exchange Commission a copy of any omitted schedules upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREENBROOK TMS INC.

Date: July 22, 2022	By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President & CEO